SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

AxoGen, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05463X106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 05463X106	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AMV AMV Partners I, LP (“AMVP I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

917,903 shares, except that (i) Accuitive Medical Ventures, LLC (“AMV”), the general partner of AMVP I, may be deemed to have sole power to vote these shares and (ii) Anthony Lando (“Lando”), a managing member of AMV, may be deemed to have shared power to vote these shares, Charles Larsen (“Larsen”), a managing member of AMV, may be deemed to have shared power to vote these shares, Thomas Weldon (“Weldon”), a managing member of AMV, may be deemed to have shared power to vote these shares and Gordon Wyatt (“Wyatt”), a managing member of AMV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

917,903 shares, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to dispose of these shares and (ii) Lando, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Larsen, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Weldon, a managing member of AMV, may be deemed to have shared power to dispose of these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 05463X106	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accuitive Medical Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

917,903 shares, which are owned directly by AMVP I, except that Lando, a managing member of AMV, may be deemed to have shared power to vote these shares, Larsen, a managing member of AMV, may be deemed to have shared power to vote these shares, Weldon, a managing member of AMV, may be deemed to have shared power to vote these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

917,903 shares, which are owned directly by AMVP I, except that Lando, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Larsen, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Weldon, a managing member of AMV, may be deemed to have shared power to dispose of these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 05463X106	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony Lando
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

917,903 shares, which are owned directly by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to vote these shares, and (ii) Larsen, a managing member of AMV, may be deemed to have shared power to vote these shares, Weldon, a managing member of AMV, may be deemed to have shared power to vote these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

917,903 shares, which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to dispose of these shares, and (ii) Larsen, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Weldon, a managing member of AMV, may be deemed to have shared power to dispose of these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 05463X106	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles Larsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

917,903 shares, which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to vote these shares, and (ii) Lando, a managing member of AMV, may be deemed to have shared power to vote these shares, Weldon, a managing member of AMV, may be deemed to have shared power to vote these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

917,903 shares. which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to dispose of these shares, and (ii) Lando, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Weldon, a managing member of AMV, may be deemed to have shared power to dispose of these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 05463X106	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Weldon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

917,903 shares, which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to vote these shares, and (ii) Lando, a managing member of AMV, may be deemed to have shared power to vote these shares, Larsen, a managing member of AMV, may be deemed to have shared power to vote these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

917,903 shares. which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to dispose of these shares, and (ii) Lando, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Larsen, a managing member of AMV, may be deemed to have shared power to dispose of these shares and Wyatt, a managing member of AMV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 05463X106	Page 7 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gordon Wyatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

917,903 shares, which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to vote these shares, and (ii) Lando, a managing member of AMV, may be deemed to have shared power to vote these shares, Larsen, a managing member of AMV, may be deemed to have shared power to vote these shares and Weldon, a managing member of AMV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER

917,903 shares. which are directly owned by AMVP I, except that (i) AMV, the general partner of AMVP I, may be deemed to have sole power to dispose of these shares, and (ii) Lando, a managing member of AMV, may be deemed to have shared power to dispose of these shares, Larsen, a managing member of AMV, may be deemed to have shared power to dispose of these shares and Weldon, a managing member of AMV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 05463X106	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

AxoGen, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

13631 Progress Blvd., Suite 400

Alachua, FL 32615, United States

ITEM 2(A).	NAME OF PERSONS FILING

AMVP I, AMV, Lando, Larsen, Weldon and Wyatt. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Lando, Larsen, Weldon and Wyatt are the managing members of AMV (the sole general partner of AMVP II).

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Accuitive Medical Ventures &

The Innovation Factory

2905 Premiere Parkway, Suite 150

Duluth, GA 30097

ITEM 2(C).	CITIZENSHIP

Lando, Larsen, Weldon and Wyatt are United States citizens. AVMP I is a limited partnership organized under the laws of the State of Delaware. AMV is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value per share (“Common Stock”).

ITEM 2(E).	CUSIP NUMBER

05463X106

ITEM 3.	Not Applicable

CUSIP No: 05463X106	Page 9 of 12

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 19,487,530 shares of Common Stock outstanding as of November 13, 2014, as reported on Issuer’s Form 10-Q, Quarterly Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act of 1934 filed on November 13, 2014.

The following information with respect to the ownership of Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2014:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of AMVP I, and the limited liability company agreement of AMV, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP No: 05463X106	Page 10 of 12

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No: 05463X106	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2015

AMV PARTNERS I, L.P.

By:	Accuitive Medical Ventures, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

ACCUITIVE MEDICAL VENTURES, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

/s/ Anthony Lando
Anthony Lando

/s/ Charles Larsen
Charles Larsen

/s/ Thomas Weldon
Thomas Weldon

/s/ Gordon Wyatt
Gordon Wyatt

CUSIP No: 05463X106	Page 12 of 12

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of AxoGen, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: March 6, 2015

AMV PARTNERS I, L.P.

By:	Accuitive Medical Ventures, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

ACCUITIVE MEDICAL VENTURES, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

/s/ Anthony Lando
Anthony Lando

/s/ Charles Larsen
Charles Larsen

/s/ Thomas Weldon
Thomas Weldon

/s/ Gordon Wyatt
Gordon Wyatt